UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-3822
A. Full title of the Plan:
Campbell Soup Company Savings Plus Plan
For Hourly-Paid Employees
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 14 pages including exhibits. An index of exhibits is on page 13.

CONTENTS

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-11

Signatures	12

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	14
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and the Administrative Committee of the
Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees
We have audited the accompanying statements of net assets available for benefits of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Parente Randolph, LLC

Philadelphia, Pennsylvania
June 26, 2007

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	December 31,
	2006	2005
Assets
Investments
Plan’s interest in Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$236,284	$195,563

Liabilities	—	—

Net Assets available for benefits	$236,284	$195,563

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	December 31,
	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Plan’s interest in the investment income of Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$41,646	$8,188

Contributions:
Employer	5,117	4,814
Participants	13,289	11,964

	18,406	16,778

Total additions	60,052	24,966

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	18,975	15,070
Administrative fees and other deductions	356	559

Total deductions	19,331	15,629

NET INCREASE	40,721	9,337

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	195,563	186,226

End of year	$236,284	$195,563

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
NOTE 1 — DESCRIPTION OF THE PLAN
The following brief description of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General- The Plan is a defined contribution plan covering hourly-paid employees at substantially all domestic locations of Campbell Soup Company (“Company” or “Campbell”) and its subsidiaries and certain other former employees. The Plan participates in the Master Trust under Campbell Soup Company Savings and 401(k) Plans (the “Master Trust”). Assets are maintained in the Master Trust in the custody of Fidelity Management Trust Company (the “Trustee”). The Master Trust consists of the assets of the Plan and of another defined contribution plan of the Company within the United States called the Campbell Soup Company Savings Plus Plan for Salaried Employees.
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employee Contributions- Participants authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. Highly-compensated employees may contribute up to 15% of earnings, as defined by the Internal Revenue Code, as amended (the “IRC”), in pre-tax contributions per pay period. Non-highly compensated employees may contribute up to 50% of earnings, as defined by the IRC, in pre-tax contributions per pay period.
In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed a plan maximum of 15% of a participant’s earnings, as defined by the IRC, with respect to a highly compensated employee or 50% of a participant’s earnings, as defined by the IRC, with respect to a non-highly compensated employee. However, in accordance with the IRC, the amount of a participant’s pre-tax contribution for calendar years 2006 and 2005 was limited to $15,000 ($20,000 if the participant is over 50 years of age) and $14,000 ($18,000 if the participant is over 50 years of age), respectively. Participants may also rollover distributions from other qualified defined benefit or defined contribution plans into the Plan.
Employer Contributions- In certain union locations, the Company matches 50% of all participants’ contributions up to 5% of a participant’s earnings, as defined by the IRC, beginning after one full year of service. In other union and non-union locations, the Company matches 60% of all participants’ contributions up to 5% of the participant’s earnings, as defined by the IRC, beginning after one full year of service. All Company contributions to the Plan are initially invested in the Campbell Soup Company Stock Fund (the “Campbell Stock Fund”). Participants are permitted to transfer all or any portion of the Company contributions in the Campbell Stock Fund and related investment earnings to any of the Plan’s other investment funds at any time after the initial contribution is made.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Participant Accounts- Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.
Participants can receive dividends paid on the Company’s stock held in the Campbell Stock Fund as cash or reinvest the dividends back into the Campbell Stock Fund. In 2006 and 2005, dividends paid in cash were $194,338 and $208,878, respectively and were included in investment income in the Master Trust.
Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on the following:

Completed
Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%
Participant Loans- Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 4.5 years. The loans are secured by the balance in the participant’s account and bear interest that is two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 6.0% to 10.5% at December 31, 2006.
Payment of Benefits- Participants may take a withdrawal from their account after they terminate employment. Participants who are still actively working may take a withdrawal from their after-tax and company match accounts if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 1/2 or older may also take a withdrawal from their pre-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their pre-tax contributions. A six-month suspension of participant deferrals is required for all hardship transactions.
Retirees can take a one-time lump sum payment from their account or installments or wait until the year following the year they attain age 70 1/2, at which time they must take annual distributions from their account.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Annual distributions can be taken over five or ten years or over a retiree’s lifetime. Terminated employees are limited to receiving a one-time lump sum amount equal to the value of their vested interest in their account.
Reclassifications - Certain prior year amounts were reclassified to conform to the current presentation.
Forfeited accounts- At December 31, 2006 and 2005, forfeited non-vested accounts totaled $14,007 and $117,636, respectively. These accounts will be used to reduce future Company matching contributions. Also, in 2006 and 2005, $141,000 and $0, respectively of forfeited nonvested accounts were used to reduce the Company contributions.
Investment Options- Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options, which include mutual funds, the Fidelity Managed Income Portfolio and the Campbell Stock Fund.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting- The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates- The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncement- As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Although required by the FSP, the statement of net assets available for benefits does not present the fair value of the investment contracts or the adjustment of the fully benefit-responsive investment contracts from fair value to contract value due to its immaterial impact to the Plan. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006 and presents investment contracts at contract value which approximates fair value.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Valuation of Investments and Income Recognition – The Plan’s interest in the Master Trust is stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year’s value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Master Trust at year end. The commingled fund (Fidelity’s Managed Income Portfolio) is valued at its net unit value that is based upon the value of the underlying securities at contract value which approximates fair value at year-end as determined by the Trustee. The fair value of the Campbell Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Campbell stock and short-term money market investments. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan originated.
Payment of Benefits - Benefits are recorded when paid.
NOTE 3 — RELATED PARTY TRANSACTIONS
Certain Plan investments held in the Master Trust are shares of mutual funds and a commingled fund managed by Fidelity. Fidelity also serves as the Trustee and recordkeeper of the Plan, and therefore, Plan transactions involving these mutual funds and commingled fund qualify as party-in-interest transactions under ERISA and the IRC. Additionally, loans to participants qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.
As provided by the Plan document, the Plan also pays certain administrative expenses.
NOTE 4 — INTEREST IN MASTER TRUST
At December 31, 2006 and 2005, the assets of the Plan are maintained in the Master Trust that was established for the investment of the assets of the Plan and one other defined contribution plan of the Company within the United States of America. Each participating plan has an undivided interest in the Master Trust.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 4 — INTEREST IN MASTER TRUST (continued)
Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on their proportionate share of Master Trust net assets as of the Plans’ year-end. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 30% and 29%.
The following presents the fair value for the Master Trust (dollars in thousands) at December 31, 2006 and 2005.

	2006	2005
Investments, at fair value:
Mutual Funds	$445,126	$388,492
Campbell Stock Fund	294,064	237,658
Commingled fund	30,536	33,296
Participant Loans	10,591	10,391

Total	$780,317	$669,837

Investment income for the Master Trust for the years ended December 31, 2006 and 2005 was comprised of the following:

	2006	2005
Investment Income:

Interest and dividend income	$40,788	$18,969

Net appreciation (depreciation) in fair value of investments:
Campbell Stock Fund	67,894	(555)
Mutual Funds	15,616	16,073

Total	$124,298	$34,487

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 5 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 6 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.
NOTE 7 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 8 — PLAN AMENDMENTS AND FUND CHANGES
On March 29, 2005, the Plan was amended to adopt certain changes that affect the vesting of Company matching contributions credited before a break in service, the disposition of accounts valued at more than $5,000, a participant’s ability to invest Plan accounts after termination of employment from the Company, and the crediting of service.
Effective January 1, 2005, the Templeton Foreign Fund was closed to new investments. Also effective as of that date, the Fidelity Diversified International Fund and the Fidelity Freedom Funds were added. These Fidelity funds include the Freedom Income Fund as well as a series of funds that adjust their asset allocations over the life of the fund. On December 30, 2005, the Fidelity Magellan Fund was closed to new investments. Also effective as of that date, the Legg Mason Value Trust was added as an investment option.
On April 12, 2007, the Plan was amended to document the manner in which non-discrimination testing is performed and identify methods to correct any testing failures.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
By:	/s/ Robert A. Schiffner
Robert A. Schiffner
Member of the Administrative Committee

Date: June 28, 2007

INDEX OF EXHIBITS

Exhibit		Page
23.1	- Consent of Independent Registered Public Accounting Firm	14